SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Standard & Poor´s reviews Petrobras rating

(Rio de Janeiro, June 10, 2009). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that the rating agency Standard & Poor´s Ratings Services, has today downgraded the currency debt rating of Petrobras and its wholly owned subsidiary PfiCo (Petrobras International Finance Co.) from BBB to BBB- with a stable outlook. The Company´s investment grade rating is now the same of May 2008, when the last upgraded has occurred.

According S&P, the revision is a result of lower oil price assumptions for the next years and its negative impact on Petrobras free operating cash flow which combined with the Company investment program of US$ 174 billion for the period 2009-2013 may affect the credit metrics forecast.

Despite the higher expected leverage to fund the Company´s investments, S&P expects Petrobras to maintain its satisfactory business position and growth prospects. The agency also expects that corporate governance practices will remain solid.

Although Petrobras has a sizable investment program, the Company emphasizes its commitment to keep its capital structure in a level compatible with the investment grade. The execution of the Plan will allow the Company to grow the oil and gas production, reaching 3.6 million boed and 5.7 million boed in 2013 and 2020, respectively.

Petrobras estimates that oil price assumptions of its Business Plan, similar of current oil prices trend, will result in a free cash flow after dividends payment of US$ 148.6 billion for 2009-2013 which combined with the funding of US$ 30 billion hired in 2009 will provide enough funds to finance its business plan. Also, each US$1 increase in the oil price assumption generates US$ 500 million extra cash flow. Additionally, Petrobras implemented a cost reduction program and expects a positive impact in its financing needs.

The current debt amortization schedule is compatible with the cash flow generation and the maturity of most part of the loans hired in 2009 is 10 year or longer, in line with the return of our projects.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.